SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Press Release of 8 November 2012 – Results for the nine months ended 28 September 2012

RESULTS FOR THE NINE MONTHS ENDED 28 SEPTEMBER 2012

HIGHLIGHTS FOR THE NINE MONTHS

	Nine Months	Nine Months
	2012	2011	% Change
Volume (m unit cases)	1,605	1,618	-1%
Net Sales Revenue (€ m)	5,468	5,326	3%
Comparable Cost of Goods Sold (€ m)	3,473	3,275	6%
Comparable EBIT (€ m)	412	468	-12%
Comparable Net Profit (€ m)	265	302	-12%
Comparable EPS (€)	0.73	0.83	-12%

•                  Top line: Net sales revenue grew by 3%, while volume declined by 1% in the first nine months of 2012. Emerging markets posted a 3% volume increase, which was more than offset by a 5% volume decline in established markets and a 2% volume decline in developing markets.

•                  Categories: In the first nine months of 2012, volume in the sparkling beverages category was flat. Volume in the tea category grew by 3%, while energy drinks volume grew by 5%. In the water and juice categories, volume declined by 4% and 6% respectively.

•                  Brands: Volume of trademark Coca-Cola products grew by 1% in the first nine months of 2012, with Coca-Cola growing by 2% and Coca-Cola Zero growing by 10%.

•                  Share gains: We gained or maintained volume share in sparkling beverages in most of our markets including Italy, Austria, Switzerland, Poland, Russia, Ukraine, Romania, the Czech Republic and Bulgaria.

•                  Comparable operating profit (EBIT): The positive impact of our revenue growth initiatives was more than offset by a combination of higher input costs and unfavourable currency movements. As a result, comparable EBIT declined by €56 million in the first nine months.

•                  Free cash flow and capex: We generated free cash flow of €381 million in the first nine months of 2012, while working capital improved by €35 million year-on-year. We continue to expect to generate free cash flow of €1.45 billion for the 2012-2014 period, while also targeting cumulative capital expenditures of €1.45 billion, over the same period.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We achieved both volume and revenue growth in the third quarter, with revenue continuing to grow faster than volume. This performance demonstrates that our strategy, executed with excellence, delivers the desired top line results, even in the current economic climate.

Notwithstanding the encouraging results of the third quarter, we see the overall macroeconomic volatility and input cost pressures persisting. The environment in which we operate remains very challenging, particularly across our established markets. We remain focused on delivering on our strategic priorities: strengthening our leadership position in the marketplace, driving revenue growth and executing on our cost optimization and process efficiency plans.

In addition, our business continues to generate significant free cash flow, enabling us to invest in sustainable growth, thus creating long-term value for our shareholders.

The recently announced voluntary share exchange offer by Coca-Cola HBC AG will facilitate a premium listing of the Group on the London Stock Exchange and forms part of our commitment to enhance shareholder value. It reflects the international nature of our business, as well as our shareholder base. At the same time it will give us access to the largest pool of international investors, on the most liquid equity market in Europe providing flexibility to fund our future growth on competitive terms.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2012 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow or effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated interim financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Nine months 2012
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net profit(6)	EPS(7) (€)
Reported	(3,476.3)	1,992.1	(1,586.4)	380.9	675.5	237.7	0.65
Restructuring costs	—	—	—	24.8	22.8	21.9	0.06
Commodity hedging(8)	3.0	3.0	—	3.0	3.0	2.2	0.01
Non-recurring items(9)	—	—	3.6	3.6	3.6	2.9	0.01
Comparable	(3,473.3)	1,995.1	(1,582.8)	412.3	704.9	264.7	0.73

Group Financial Results	Nine months 2011
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net profit(6)	EPS(7) (€)
Reported	(3,275.8)	2,049.7	(1,582.0)	443.1	732.1	280.7	0.77
Restructuring costs	—	—	—	24.6	23.1	20.3	0.06
Commodity hedging(8)	0.6	0.6	—	0.6	0.6	0.6	—
Non-recurring items(9)	—	—	—	—	—	—	—
Comparable	(3,275.2)	2,050.3	(1,582.0)	468.3	755.8	301.6	0.83

Group Financial Results	Third quarter 2012
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net profit(6)	EPS(7) (€)
Reported	(1,281.2)	755.1	(536.9)	211.0	307.9	146.5	0.40
Restructuring costs	—	—	—	7.2	7.2	6.9	0.02
Commodity hedging(8)	(1.2)	(1.2)	—	(1.2)	(1.2)	(0.7)	—
Non-recurring items(9)	—	—	(3.6)	3.6	3.6	2.9	0.01
Comparable	(1,282.4)	753.9	(533.3)	220.6	317.5	155.6	0.43

Group Financial Results	Third quarter 2011
(numbers in € million except per share data)	COGS(1)	Gross Profit(2)	Operating Expenses(3)	EBIT(4)	Adjusted EBITDA(5)	Net profit(6)	EPS(7) (€)
Reported	(1,179.9)	749.9	(530.9)	211.2	307.1	148.2	0.41
Restructuring costs	—	—	—	7.8	7.8	6.8	0.02
Commodity hedging(8)	0.6	0.6	—	0.6	0.6	0.6	—
Non-recurring items(9)	—	—	—	—	—	—	—
Comparable	(1,179.3)	750.5	(530.9)	219.6	315.5	155.6	0.43

(1)                   Reported COGS refers to cost of goods sold.

(2)                   Reported Gross Profit refers to gross profit.

(3)                   Reported Operating Expenses refers to operating expenses.

(4)                   Reported EBIT refers to operating profit.

(5)                   Reported Adjusted EBITDA refers to operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any (refer to page 13).

(6)                   Reported Net Profit refers to profit after tax attributable to owners of the parent.

(7)                   Reported EPS refers to basic earnings per share.

(8)                   The Group has entered into certain commodity derivatives transactions in order to mitigate its exposure to commodity price risk. Though these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

(9)                   Non-recurring items refer to the costs relating to the change of the Group’s parent entity from Coca-Cola Hellenic Bottling Company S.A., a company incorporated under the laws of Greece, to Coca-Cola HBC AG, a company incorporated under the laws of Switzerland, and the listing of Coca-Cola HBC AG on the premium segment of London Stock Exchange plc.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. “Coca-Cola Hellenic” or “we” or the “Group”) achieved both volume and revenue growth in the third quarter of 2012, with revenue continuing to grow faster than volume. Unit case volume increased by 2% in the third quarter, partly reflecting a favourable base effect from a 5% volume decline from the prior year third quarter. In the first nine months of the year, volume declined by 1%, compared to flat volume performance in the same period last year.

In the third quarter of 2012, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in most of our markets. Some of the markets in which we gained or maintained share in sparkling beverages were Austria, Poland, Russia, Ukraine, Romania, the Czech Republic and Bulgaria. In the NARTD category, we gained or maintained value share in Switzerland, Austria, Hungary, the Czech Republic, Russia, Romania, Ukraine and Bulgaria, among others.

Volume of sparkling beverages increased by 3% in the third quarter and was flat year-over-year in the first nine months. The sales of trademark Coca-Cola products grew by 3% in the third quarter and by 1% in the nine-month period. In the third quarter, volume of Coca-Cola increased by 4% and Coca-Cola Zero by 12%, registering growth across all of our reporting segments. In the first nine months of the year, Coca-Cola and Coca-Cola Zero grew by 2% and 10% respectively. Volume sales in our ready-to-drink tea category increased by 8% in the quarter and by 3% year-to-date driven by double-digit growth in the emerging markets segment. Our energy drinks business grew by 5% in both periods under consideration. Volume in our juice category declined by 6% in both the third quarter and the first nine months, and volume in our water category declined by 1% in the quarter and by 4% in the first nine months of 2012.

The overall macroeconomic and trading environment remains very challenging across most of our territories, reflecting reduced disposable income, rising unemployment rates and persistently low consumer confidence. Amidst this backdrop, package mix continues to be negatively affected by the continuous shift of demand towards modern trade and at-home consumption. Our occasion-based brand, package, price and channel strategy (“OBPPC”) is focused on mitigating the adverse impact on package mix, while addressing consumer affordability.

On a currency neutral basis, net sales revenue per unit case increased by 2% in the third quarter and by 3% in the first nine months of the year, excluding the positive hyperinflation impact of our business in Belarus. Including the impact of Belarus, currency neutral net sales revenue per case increased by 3% in the quarter and by 4% in the first nine months of the year.

In line with our expectations, currency neutral input costs per unit case grew by 4.5% in the quarter and by 6% in the first nine months of the year, driven by higher EU sugar prices. At the same time, currency neutral operating expenses per unit case declined by 2% in the third quarter.

Our comparable EBIT in the third quarter stood at €221 million, registering a marginal improvement over the prior year quarter levels. The positive impact of our revenue growth initiatives and higher volume offset pressures from higher year-over-year input costs and unfavourable currency movements.

Reflecting all of the above factors and trends in the market, our comparable earnings per share reached €0.43 in the third quarter, flat compared to the comparable prior year period.

We continue the implementation of our restructuring initiatives with the aim of improving operational efficiency and productivity amidst an increasingly challenging external environment. In the first nine months of the year we have incurred a total of €25 million of pre-tax restructuring charges. We anticipate execution of the majority of our plans during the fourth quarter, placing us in a position to capture related benefits in both 2012 and mainly, 2013.

During the third quarter of 2012, Austria, Slovenia, Serbia, Montenegro, Croatia and Bosnia, transitioned certain processes to our Shared Services Centre in Sofia. Currently, 19 of our countries have been successfully integrated with the Shared Service Centre. We remain focused on increasing efficiency through the centralisation and standardisation of certain finance and human resources processes and we plan to integrate more countries and processes over the next 12-18 months.

We generated free cash flow of €285 million in the third quarter of 2012 and €381 million for the nine months, compared to €299 million and €416 million respectively in the comparable prior year periods. In the third quarter, cash generated from working capital reduction was approximately €135 million.

Sustainability is deeply embedded in our corporate culture. In this respect, we are very proud to have been included in the Dow Jones Sustainability Indexes (“DJSI”) for the fifth consecutive year, as one of the world’s top ranking beverage companies in sustainability. We are one of only four companies in the beverage industry to attain inclusion in the DJSI World Index and one of just two companies in the beverage industry to be included in the DJSI Europe Index.

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced the submission of a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic, each representing one Coca-Cola Hellenic share, for new ordinary registered shares of Coca-Cola HBC AG and American depositary shares of Coca-Cola HBC AG. Coca-Cola HBC AG has announced that the purpose of the exchange offer is to facilitate a listing of the Group on the premium segment of the London Stock Exchange and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of its shares on the Athens Exchange, subject to the necessary approvals.

Operational Review by Reporting Segment

Established markets

	Nine months	Nine months	%	Q3	Q3%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	522.5	548.1	-5%	188.2	195.0	-3%
Net sales revenue (€ m)	2,097.3	2,202.5	-5%	748.1	780.9	-4%
Operating profit (EBIT in € m)	132.8	224.5	-41%	66.2	94.4	-30%
Comparable operating profit (Comparable EBIT in € m)	149.6	236.7	-37%	73.1	98.2	-26%

•                  Unit case volume in our established markets segment decreased by 3% in the third quarter of 2012, following a similar rate of decline in the comparable prior year period. Unit case volume declined by 5% in the nine months, following a 1% decline in the comparable prior year period.

•                  Net sales revenue declined by 4% in the quarter mainly reflecting lower volume and to a lesser extent negative category mix which more than offset a small benefit from favourable currency movements.

•                  Volume in Italy declined by low single-digits in the third quarter. In the first nine months of 2012, volume declined by mid single-digits year-over-year. The overall environment continues to be affected by the sovereign debt crisis as unemployment in September reached double-digits for the first time in ten years and consumer confidence declined further in the quarter. Against this backdrop, sales volume of Coca-Cola Zero grew by 33%, reflecting strong execution and sampling. The implementation of our OBPPC driven initiatives resulted to an improved package mix for the quarter, with single-serve packs mix improving in both sparkling beverages and water.

•                  Volume in Ireland declined by mid single-digits in both periods under review. Coca-Cola Zero continues to resonate well with consumers, in a challenging environment, growing by mid single-digits in the quarter. Fanta also grew in the low single-digits. Our single-serve focus, particularly in sparkling beverages, had a positive impact on package mix, which improved both in the third quarter and the first nine months of the year.

•                  Volume in Switzerland declined in the mid single-digits in both periods under review. The strong Swiss Franc relative to the Euro continues to result in significantly increased cross-border shopping. Among sparkling beverages, Fanta fared better, registering mid single-digit growth. Volume in our tea category grew by low single-digits in the third quarter. Package mix continued to improve, on the back of the strong performance of single-serve packs in our water category.

•                 Volume in Greece declined in the mid-teens, both during the third quarter and the first nine months of the year. The macroeconomic environment remains extremely challenging. Official unemployment exceeds 25% and the finalisation of a new €13.5 billion austerity package is expected to reduce further an already suppressed disposable income. We continue to focus on remaining relevant to the Greek consumer by investing in our brands and offering affordable products. At the same time, we are taking the necessary steps to improve our operational efficiency in the country and maintain tight working capital management.

•                  Comparable operating profit in the established markets segment declined to €73 million in the third quarter and €150 million in the first nine months. Increased commodity costs, lower volume, as well as negative category mix drove the decline in profitability, more than offsetting the benefit of lower operating expenses in the third quarter.

Operational Review by Reporting Segment (continued)

Developing markets

	Nine months	Nine months	%	Q3	Q3%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	302.2	309.4	-2%	114.1	113.7	—
Net sales revenue (€ m)	890.6	917.6	-3%	341.7	334.8	2%
Operating profit (EBIT in € m)	26.2	55.9	-53%	25.2	32.0	-21%
Comparable operating profit (Comparable EBIT in € m)	31.9	64.4	-50%	26.3	33.2	-21%

•                  Unit case volume in our developing markets segment was flat in the third quarter of 2012, following a 2% decrease in the comparable prior year period. Unit case volume declined by 2% in the nine months of 2012, following a 3% increase in the comparable prior year period.

•                  Net sales revenue increased by 2% in the quarter as positive price and country mix more than offset the negative impact of currency translation and category mix.

•                  Volume in Poland grew by low single-digits in the third quarter. For the first nine months of 2012 volume declined by low single-digits. Premium sparkling beverages were the key drivers of growth in the quarter, in line with our category strategy. Coca-Cola grew by mid single-digits, while Coca-Cola Zero, Fanta and Sprite registered double-digit growth in the third quarter. Package mix was stable, driven by the improved performance of single-serve packs in our water category.

•                  Volume in the Czech Republic grew by low single-digits in the third quarter. In the first nine months of 2012, volume in the country declined by mid single-digits. Successful activation, particularly in the modern trade, supported sparkling volume in the quarter. Volume of both Coca-Cola and Coca-Cola Zero grew by mid single-digits, while Fanta grew in the high-teens, also benefiting by the recent launch of Fanta Strawberry & Kiwi. The launch of Nestea Green Tea Peach earlier in the year contributed to a low double-digit volume growth for our tea category in the quarter.

•                  Volume in Hungary declined by mid single-digits during both periods under review, as the conditions in the country remain challenging. Consumer confidence is among the lowest in Europe, while GDP continues to contract. Against this backdrop, sparkling beverages’ volume declined by mid single-digits in the quarter. Our strategy to increase distribution coverage resulted in high-teens growth for Coca-Cola Zero. Volume in our tea category increased by low single-digits, reflecting our focus to drive distribution of Nestea Green Tea with stevia. During this quarter we began to fully cycle the impact of the public health tax, which was introduced in September 2011.

•                 Comparable operating profit in the developing markets segment was €26 million in the third quarter and €32 million in the first nine months of 2012. Increased commodity costs, driven by higher sugar prices, negative category mix and unfavourable currency movements more than offset the benefits from our revenue growth initiatives and lower operating expenses.

Operational Review by Reporting Segment (continued)

Emerging markets

	Nine months	Nine months	%	Q3	Q3%
	2012	2011	Change	2012	2011	Change
Volume (m unit cases)	779.8	760.5	3%	291.7	273.0	7%
Net sales revenue (€ m)	2,480.5	2,205.4	12%	946.5	814.1	16%
Operating profit (EBIT in € m)	221.9	162.7	36%	119.6	84.8	41%
Comparable operating profit (Comparable EBIT in € m)	230.8	167.2	38%	121.2	88.2	37%

•                  Unit case volume in our emerging markets segment grew by 7% in the third quarter of 2012, following a 7% decline in the comparable prior year period. Unit case volume was 3% higher in the first nine months of 2012, following a 1% decline in the comparable prior year period.

•                  Net sales revenue grew by 16% in the third quarter, mainly as a result of our revenue growth initiatives and higher volume, as well as better category mix and favourable translation currency impact.

•                  Volume in Russia grew by just under 10% in the third quarter, following a low double-digit decline in the same period last year. In the first nine months of 2012, volume grew by high single-digits. Volume grew across all key categories during the quarter, with the exception of water. Strong activation in conjunction with the successful launch of our 1.5L bottle, contributed to 18% growth for brand Coca-Cola, marking the eighth consecutive quarter of volume expansion and share gain. Fanta grew by 15% and Sprite by 7% in the quarter. Juice volume increased in the mid-teens, with growth driven by both our mainstream brand Dobry, as well as our premium brand Rich. We continued to win in the marketplace, gaining share in the sparkling beverages category during the quarter.

•                  Volume in Nigeria grew by mid single-digits in the third quarter, following a mid single-digit decline in the corresponding period last year. Volume declined by mid single-digits in the first nine months of 2012. In addition to a more favourable base effect, our strategy to expand distribution coverage by increasing availability across key categories, supported volume in the quarter. Sales of trademark Coca-Cola products registered mid single-digit growth in the quarter, while Sprite increased by low single-digits. Volume grew in the high-teens in our juice category and in the low-teens in our water category.

•                  Volume in Romania increased by high single-digits in the third quarter, following a mid single-digit decline in the corresponding period last year. Volume in the first nine months of the year grew by low single-digits. Strong execution and good weather conditions during the key summer selling period supported volume in the third quarter. Volume of sparkling beverages grew by mid-teens, driven by double digit growth across all key brands. Our tea category volume increased by mid single-digits during the quarter. Package mix remained strong with sparkling single-serve packs growing by low double-digits.

•                  Volume in Ukraine declined by mid single-digits in the third quarter. In the first nine months volume decreased by high single-digits. During the quarter, volume decline was driven by our water category. Core sparkling beverages grew by mid single-digits, reflecting a mid-teens growth in Coca-Cola, a high single-digit growth in Sprite and a mid single-digit growth in Fanta. Our tea volume grew in the mid-teens, due to strong activation. Socio-economic uncertainty remains a key factor determining demand in the country and thus we expect volatility to continue.

•                  Comparable operating profit in the emerging markets segment increased by 37% in the third quarter and by 38% in the first nine months of 2012. The benefits of our revenue growth initiatives, higher volume and better category mix more than offset the negative impact of increased commodity costs, higher operating expenses and unfavourable currency movements.

Business Outlook

For the remainder of the year, we expect the challenging business conditions to persist across most of our territories. Economic uncertainty and austerity measures impact disposable income and consumer confidence, particularly as the uncertainty driven by the unresolved Eurozone sovereign debt crisis remains.

In light of the factors outlined above, the ongoing volatility in the marketplace, particularly in our established markets, and the unfavourable base effect of last year’s fourth quarter, we expect a deceleration in the growth of currency neutral revenue per unit case in the fourth quarter of 2012.

Our strategic priorities remain unchanged. We are focusing on growing revenue ahead of volume, while continuing to win in the marketplace. We also remain focused on growing currency neutral revenue per unit case through OBPPC driven initiatives, as well as pricing. At the same time, respecting and addressing affordability are key elements of our strategy, if we are to remain relevant to consumers. We are constantly balancing all aspects of this equation in order to determine the optimum mix in each of our markets. We are confident that this is the right strategy to drive profitable volume and revenue growth.

In the second half of 2012, the input costs environment is evolving according to our estimates and, in this respect we continue to expect currency neutral input costs per case to increase by mid single-digits in the full year. In addition, we anticipate that the benefits of our revenue growth management strategy will offset expected increases in total input costs, in absolute terms.

We remain focused on improving operational efficiency and productivity across our organisation by executing the previously announced accelerated restructuring plans in the fourth quarter. We therefore continue to expect approximately €100 million of restructuring costs for 2012. The total savings from initiatives of 2012 and initiatives taken in 2011 are expected to reach €50 million. Expected annualised benefits from 2013 onwards remain approximately €70 million.

We continue to expect a significant negative impact on full year operating profitability from currency movements. This reflects both current spot rates for any remaining open positions, as well as the timing of our positions taken against various currencies under our hedging policy.

We expect our comparable effective tax rate for the mid-term to remain unchanged, ranging between 25-27%.

Our emphasis on free cash flow generation and tight working capital management continues. Our guidance for both free cash flow and capital expenditure for the three year period ending 31 December 2014 remains at €1.45 billion each.

We remain positive about the medium-term prospects of our business. Our geographic footprint offers ample scope for growth and we are confident that we have the right strategy that will enable us to grow in a sustainable and profitable way when the external environment begins to stabilize. In the short-term, we remain focused on reinforcing our position in the marketplace, becoming leaner and more efficient and taking all the necessary steps that will allow Coca-Cola Hellenic to reach its next stage of development.

Group Financial Review

	Nine months
Selected Income Statement and Other Items	2012 € million	2011 € million	% Change
Volume (m unit cases)	1,604.5	1,618.0	-1%
Net sales revenue	5,468.4	5,325.5	3%
Cost of goods sold	(3,476.3)	(3,275.8)	6%
Comparable cost of goods sold(1)	(3,473.3)	(3,275.2)	6%
Gross profit	1,992.1	2,049.7	-3%
Comparable gross profit(1)	1,995.1	2,050.3	-3%
Operating expenses	(1,586.4)	(1,582.0)	—
Comparable operating expenses	(1,582.8)	(1,582.0)	—
Operating profit (EBIT)	380.9	443.1	-14%
Comparable operating profit (comparable EBIT)(1)	412.3	468.3	-12%
Adjusted EBITDA(2)	675.5	732.1	-8%
Comparable adjusted EBITDA(1),(2)	704.9	755.8	-7%
Total finance costs, net	68.4	64.0	7%
Tax	74.2	98.0	-24%
Profit after tax attributable to owners of the parent	237.7	280.7	-15%
Comparable profit after tax attributable to owners of the parent(1)	264.7	301.6	-12%
Basic earnings per share (€)	0.65	0.77	-16%
Comparable basic earnings per share (€)(1)	0.73	0.83	-12%
Net cash from operating activities	675.3	710.8	-5%
Free cash flow(3)	380.8	416.1	-8%
Capital expenditure(3)	(294.5)	(294.7)	—

	Third quarter
	2012 € million	2011 € million	% Change
Volume (m unit cases)	594.0	581.7	2%
Net sales revenue	2,036.3	1,929.8	6%
Cost of goods sold	(1,281.2)	(1,179.9)	9%
Comparable cost of goods sold(1)	(1,282.4)	(1,179.3)	9%
Gross profit	755.1	749.9	1%
Comparable gross profit(1)	753.9	750.5	—
Operating expenses	(536.9)	(530.9)	1%
Comparable operating expenses	(533.3)	(530.9)	—
Operating profit (EBIT)	211.0	211.2	—
Comparable operating profit (comparable EBIT)(1)	220.6	219.6	—
Adjusted EBITDA(2)	307.9	307.1	—
Comparable adjusted EBITDA(1),(2)	317.5	315.5	1%
Total finance costs, net	24.4	20.8	17%
Tax	39.5	46.8	-16%
Profit after tax attributable to owners of the parent	146.5	148.2	-1%
Comparable profit after tax attributable to owners of the parent(1)	155.6	155.6	—
Basic earnings per share (€)	0.40	0.41	-2%
Comparable basic earnings per share (€)(1)	0.43	0.43	—
Net cash from operating activities	405.9	426.9	-5%
Free cash flow(3)	285.2	298.7	-5%
Capital expenditure(3)	(120.7)	(128.2)	-6%

(1)         Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section on page 3.

(2)         We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any (refer to page 13).

(3)         Refer to ‘Supplementary Information’ section on page 13.

Net sales revenue

Net sales revenue per unit case increased by 4% in the first nine months of 2012 and 3% in the third quarter of 2012 on both a reported and currency neutral basis, in each case compared to the respective prior year periods. In the first nine months of 2012, net sales revenue per unit case decreased by approximately 1% in the established markets and increased in the developing and emerging markets by 3% and 10% respectively, in each case on a currency neutral basis.

Cost of goods sold

Comparable cost of goods sold increased by 6% in the first nine months of 2012 and 9% in the third quarter of 2012. Comparable cost of goods sold per unit case increased by 7% during the first nine months of 2012 and 6% in the third quarter of 2012, compared to the respective prior year periods, mainly reflecting higher commodity costs, especially sugar.

Gross profit

Comparable gross profit margins decreased from 38.5% in the first nine months of 2011 to 36.5% in the first nine months of 2012 and from 38.9% in the third quarter of 2011 to 37.0% in the third quarter of 2012. On a per unit case basis, comparable gross profit decreased by approximately 2% both in the first nine months and the third quarter of 2012, compared to the respective prior year periods. On a currency neutral basis, comparable gross profit per unit case also decreased by 1% in the first nine months of 2012 and 2% in the third quarter of 2012, compared to the respective prior year periods.

Operating expenses

Comparable operating expenses on a currency neutral basis remained relatively stable in the first nine months of 2012 and increased by 1% in the third quarter of 2012, in each case versus the respective prior year periods, as increased sales, administration, warehouse and distribution expenses offset the lower marketing expenses.

Operating profit

Comparable operating profit decreased from €468 million in the first nine months of 2011 to €412 in the first nine months of 2012, mainly due to the increased raw materials costs and the unfavourable foreign currency impact. For the third quarter, comparable operating profit remained relatively stable, from €220 million in the third quarter of 2011 to €221 million in the third quarter of 2012. Our comparable operating margin decreased from 8.8% in the first nine months of 2011 to 7.5% in the first nine months of 2012 and from 11.4% in the third quarter of 2011 to 10.8% in the third quarter of 2012.

Total finance costs, net

Total finance costs, net, were higher by €4.4 million during the first nine months of 2012 and by €3.6 million during the third quarter of 2012, compared to the same periods of the prior year.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first nine months of 2012 was approximately 23% compared to 25% in the respective prior year period. The Group’s effective tax rate varies quarterly as a consequence of a combination of factors including the mix of profits reported for tax purposes and one-off tax items.

Profit after tax attributable to owners of the parent

On a comparable basis, profit after tax attributable to owners of the parent was €265 million in the first nine months of 2012, compared to profit after tax attributable to owners of the parent of €302 million in the prior year period, driven mainly by the decreased operating profit. Both in the third quarter of 2012 and in the respective prior year period, comparable profit after tax attributable to owners of the parent was €156 million.

Net cash from operating activities

Net cash from operating activities was €675 million in the first nine months of 2012 versus €711 million in the prior year period. Net cash from operating activities net of capital expenditure was €381 million for the first nine months of 2012, compared to €416 million in the respective prior year period.

Capital expenditure

Our capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €294 million in the first nine months of 2012 versus €295 million in the respective prior year period.

Supplementary Information

The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	Nine months
	2012 € million	2011 € million
Profit after tax	240.2	283.3
Tax charged to the income statement	74.2	98.0
Total finance costs, net	68.4	64.0
Share of results of equity method investments	(1.9)	(2.2)
Operating profit	380.9	443.1
Depreciation of property, plant and equipment	287.2	278.9
Amortisation of intangible assets	2.5	2.6
Employee share options	4.9	6.1
Other non-cash items	—	1.4
Adjusted EBITDA	675.5	732.1
Losses / (gains) on disposal of non-current assets	2.3	(0.8)
Decrease in working capital	71.8	37.3
Tax paid	(74.3)	(57.8)
Net cash from operating activities	675.3	710.8

Payments for purchases of property, plant and equipment	(279.3)	(261.1)
Principal repayments of finance lease obligations	(17.7)	(38.7)
Proceeds from sale of property, plant and equipment	2.5	5.1
Capital expenditure	(294.5)	(294.7)

Net cash from operating activities	675.3	710.8
Capital expenditure	(294.5)	(294.7)
Free cash flow	380.8	416.1

	Third quarter
	2012 € million	2011 € million
Profit after tax	148.1	146.6
Tax charged to the income statement	39.5	46.8
Total finance costs, net	24.4	20.8
Share of results of equity method investments	(1.0)	(3.0)
Operating profit	211.0	211.2
Depreciation of property, plant and equipment	94.1	93.2
Amortisation and adjustments to intangible assets	1.1	0.9
Employee share options	1.7	1.8
Adjusted EBITDA	307.9	307.1
Losses on disposal of non-current assets	0.3	1.8
Decrease in working capital	134.9	137.2
Tax paid	(37.2)	(19.2)
Net cash from operating activities	405.9	426.9

Payments for purchases of property, plant and equipment	(116.7)	(118.7)
Principal repayments of finance lease obligations	(4.9)	(10.9)
Proceeds from sale of property, plant and equipment	0.9	1.4
Capital Expenditure	(120.7)	(128.2)

Net cash from operating activities	405.9	426.9
Capital expenditure	(120.7)	(128.2)
Free cash flow	285.2	298.7

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange plc (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the nine months year of 2012 financial results on 8 November 2012 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Contact Information

Company contact:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email : panagiotis.vergis@cchellenic.com
International media:
RLM Finsbury London	Tel: +44 20 7251 3801
Guy Lamming	email: guy.lamming@rlmfinsbury.com
Charles Chichester	email:charles.chichester@rlmfinsbury.com

Financial PR contact:
Pendomer Communications London	Tel: +44 20 3603 5222
Greg Quine	email: greg.quine@pendomer.com

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 28 September 2012 € million	As at 31 December 2011 € million
Assets
Intangible assets	4	1,958.5	1,947.7
Property, plant and equipment	4	3,138.1	3,051.5
Other non-current assets		187.9	185.9
Total non-current assets		5,284.5	5,185.1

Inventories		528.4	451.5
Trade and other receivables		1,099.5	1,122.4
Cash and cash equivalents	5	540.4	476.1
Total current assets		2,168.3	2,050.0
Total assets		7,452.8	7,235.1

Liabilities
Short-term borrowings	5	600.1	321.5
Other current liabilities		1,814.7	1,599.9
Total current liabilities		2,414.8	1,921.4

Long-term borrowings	5	1,550.9	1,934.5
Other non-current liabilities		444.1	466.0
Total non-current liabilities		1,995.0	2,400.5
Total liabilities		4,409.8	4,321.9

Equity
Owners of the parent		3,025.1	2,895.3
Non-controlling interests		17.9	17.9
Total equity		3,043.0	2,913.2
Total equity and liabilities		7,452.8	7,235.1

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

		Nine months to	Nine months to
		28 September 2012	30 September 2011
	Note	€ million	€ million
Net sales revenue	3	5,468.4	5,325.5
Cost of goods sold		(3,476.3)	(3,275.8)
Gross profit		1,992.1	2,049.7

Operating expenses		(1,586.4)	(1,582.0)
Restructuring costs	6	(24.8)	(24.6)

Operating profit	3	380.9	443.1

Finance income		6.6	6.4
Finance costs		(72.5)	(70.4)
Loss on net monetary position		(2.5)	—
Total finance costs, net	7	(68.4)	(64.0)
Share of results of equity method investments		1.9	2.2
Profit before tax		314.4	381.3

Tax	8	(74.2)	(98.0)
Profit after tax		240.2	283.3

Attributable to:
Owners of the parent		237.7	280.7
Non-controlling interests		2.5	2.6
		240.2	283.3

Basic and diluted earnings per share (€)	9	0.65	0.77

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 28 September 2012 € million	Nine months to 30 September 2011 € million
Profit after tax for the period	240.2	283.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.4)
Cash flow hedges:
Amounts of (losses) / gains during the period	(15.1)	11.9
Amounts of losses reclassified to profit and loss for the period	5.3	8.5
Foreign currency translation	46.2	(104.5)
Share of other comprehensive income of equity method investments	0.5	(1.2)
Actuarial losses	(41.2)	(38.9)
Income tax relating to components of other comprehensive income	11.1	4.0
Other comprehensive income for the period, net of tax	7.0	(120.6)
Total comprehensive income for the period	247.2	162.7

Total comprehensive income attributable to:
Owners of the parent	244.7	155.1
Non-controlling interests	2.5	7.6
	247.2	162.7

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 28 September 2012 € million	Three months to 30 September 2011 € million
Net sales revenue	3	2,036.3	1,929.8
Cost of goods sold		(1,281.2)	(1,179.9)
Gross profit		755.1	749.9

Operating expenses		(536.9)	(530.9)
Restructuring costs	6	(7.2)	(7.8)

Operating profit	3	211.0	211.2

Finance income		2.1	3.1
Finance costs		(25.7)	(23.9)
Loss on net monetary position		(0.8)	—
Total finance costs, net	7	(24.4)	(20.8)
Share of results of equity method investments		1.0	3.0
Profit before tax		187.6	193.4

Tax	8	(39.5)	(46.8)
Profit after tax		148.1	146.6

Attributable to:
Owners of the parent		146.5	148.2
Non-controlling interests		1.6	(1.6)
		148.1	146.6

Basic and diluted earnings per share (€)	9	0.40	0.41

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 28 September 2012 € million	Three months to 30 September 2011 € million
Profit after tax for the period	148.1	146.6

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains / (losses) during the period	0.2	(0.4)
Cash flow hedges:
Amounts of (losses) / gains during the period	(6.2)	13.2
Amounts of losses reclassified to profit and loss for the period	—	2.3
Foreign currency translation	11.6	(85.2)
Share of other comprehensive income of equity method investments	(0.5)	0.2
Actuarial losses	(16.7)	(38.9)
Income tax relating to components of other comprehensive income	4.7	3.9
Other comprehensive income for the period, net of tax	(6.9)	(104.9)
Total comprehensive income for the period	141.2	41.7

Total comprehensive income attributable to:
Owners of the parent	139.6	33.2
Non-controlling interests	1.6	8.5
	141.2	41.7

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation:
Options	—	—	—	—	6.1	—	6.1	—	6.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(37.3)	(46.0)	(71.5)	(117.5)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Dividends	—	—	—	—	—	—	—	(3.6)	(3.6)
	549.8	569.2	(55.5)	(137.9)	381.6	1,422.2	2,729.4	34.8	2,764.2
Profit for the period net of tax	—	—	—	—	—	280.7	280.7	2.6	283.3
Other comprehensive income for the period, net of tax	—	—	—	(110.7)	16.2	(31.1)	(125.6)	5.0	(120.6)
Total comprehensive income for the period net of tax(1)	—	—	—	(110.7)	16.2	249.6	155.1	7.6	162.7
Balance as at 30 September 2011	549.8	569.2	(55.5)	(248.6)	397.8	1,671.8	2,884.5	42.4	2,926.9
Share-based compensation:
Options	—	—	—	—	2.0	—	2.0	—	2.0
Purchase of shares held by non-controlling interests	—	—	—	—	—	(17.3)	(17.3)	(22.9)	(40.2)
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(2.9)	(2.9)
	549.8	569.2	(55.5)	(248.6)	399.8	1,646.7	2,861.4	16.6	2,878.0
Profit for the period net of tax	—	—	—	—	—	(11.8)	(11.8)	1.3	(10.5)
Other comprehensive income for the period, net of tax	—	—	—	50.7	(10.8)	5.8	45.7	—	45.7
Total comprehensive income for the period net of tax	—	—	—	50.7	(10.8)	(6.0)	33.9	1.3	35.2
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(1)

The amount included in the exchange equalisation reserve of €110.7 million loss for the first nine months of 2011 represents the exchange losses attributed to the owners of the parent of €109.5 million plus the share of equity method investments of €1.2 million loss.

The amount included in other reserves of €16.2 million gain for the first nine months of 2011 consists of losses on valuation of available-for-sale financial assets of €0.4 million, representing revaluation losses for the period, cash flow hedges movement of €20.4 million (of which €11.9 million represents revaluation gains for the period and €8.5 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €3.8 million.

The amount of €249.6 million comprises of profit for the period of €280.7 million less actuarial losses of €38.9 million plus deferred income tax credit of €7.8 million.

The amount of €7.6 million gain included in non-controlling interests for the first nine months of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0 million gain and in the retained earnings of €2.6 million income.

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non - controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.9	—	4.9	—	4.9
Movement in treasury shares	—	—	—	—	0.5	—	0.5	—	0.5
Purchase of shares held by non-controlling interests	—	—	—	—	—	(0.9)	(0.9)	(1.2)	(2.1)
Hyperinflation impact	—	—	—	—	—	3.9	3.9	—	3.9
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Appropriation of reserves	—	—	—	—	(4.1)	4.1	—	—	—
Dividends	—	—	—	—	—	—	—	(1.3)	(1.3)
	370.2	569.3	(54.3)	(197.9)	390.3	1,702.8	2,780.4	15.4	2,795.8
Profit for the period net of tax	—	—	—	—	—	237.7	237.7	2.5	240.2
Other comprehensive income for the period, net of tax	—	—	—	46.7	(6.9)	(32.8)	7.0	—	7.0
Total comprehensive income for the period net of tax(2)	—	—	—	46.7	(6.9)	204.9	244.7	2.5	247.2
Balance as at 28 September 2012	370.2	569.3	(54.3)	(151.2)	383.4	1,907.7	3,025.1	17.9	3,043.0

(2)          The amount included in the exchange equalisation reserve of €46.7 million gain for the first nine months of 2012 represents the exchange gains attributed to the owners of the parent of €46.2 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.9 million loss for the first nine months of 2012 consists of gains on valuation of available-for-sale financial assets of €0.2 million, representing revaluation gains for the period, cash flow hedges movement of €9.8 million (of which €15.1 million represents revaluation losses for the period and €5.3 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of €2.7 million.

The amount credited to retained earnings of €204.9 million gain comprises of the profit for the nine months of 2012 of €237.7 million, the actuarial losses of the first nine months of 2012 of €41.2 million and a deferred income tax credit of €8.4 million.

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Nine months to 28 September 2012 € million	Nine months to 30 September 2011 € million
Operating activities
Profit after tax for the period		240.2	283.3
Total finance costs, net	7	68.4	64.0
Share of results of equity method investments		(1.9)	(2.2)
Tax charged to the income statement		74.2	98.0
Depreciation of property, plant and equipment	4	287.2	278.9
Employee share options		4.9	6.1
Amortisation of intangible assets	4	2.5	2.6
Other non-cash items		—	1.4
		675.5	732.1

Losses / (gains) on disposal of non-current assets		2.3	(0.8)
Increase in inventories		(73.0)	(21.2)
Decrease / (increase) in trade and other receivables		7.0	(116.2)
Increase in trade and other payables		137.8	174.7
Tax paid		(74.3)	(57.8)
Net cash from operating activities		675.3	710.8

Investing activities
Payments for purchases of property, plant and equipment		(279.3)	(261.1)
Proceeds from sales of property, plant and equipment		2.5	5.1
Net (payments for) / receipts from investments		(5.8)	3.1
Interest received		6.8	6.4
Net receipts from disposal of subsidiary	17	—	13.1
Net payments for acquisition of joint venture	17	—	(2.5)
Net cash used in investing activities		(275.8)	(235.9)
Financing activities
Return of capital to shareholders		(123.4)	(181.5)
Payment of expenses relating to share capital increase		—	(6.0)
Purchase of shares held by non-controlling interests	11	(11.9)	(58.7)
Proceeds from shares issued to employees exercising stock options		0.1	4.7
Dividends paid		(1.3)	(3.6)
Proceeds from external borrowings		921.0	1,213.1
Repayments of external borrowings		(1,033.3)	(1,011.9)
Principal repayments of finance lease obligations		(17.7)	(38.7)
Interest paid		(69.4)	(78.8)
Net cash used in financing activities		(335.9)	(161.4)

Increase in cash and cash equivalents		63.6	313.5
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		476.1	326.1
Increase in cash and cash equivalents		63.6	313.5
Effect of changes in exchange rates		1.4	(0.7)
Hyperinflation impact on cash		(0.7)	—
Cash and cash equivalents at the end of the period		540.4	638.9

The notes on pages 23 to 31 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic” or the “Group”) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for the adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”) applicable to Interim Financial Reporting (“IAS 34”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2011 annual financial statements, which include a full description of the Group’s accounting policies.

Operating results for the first nine months of 2012 are not indicative of the results that may be expected for the year ending 31 December 2012 because of business seasonality. Business seasonality results from higher unit case sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on 6 November 2012.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	28 September 2012	30 September 2011	28 September 2012	31 December 2011
US dollar	1.28	1.41	1.29	1.31
UK sterling	0.81	0.87	0.80	0.83
Polish zloty	4.20	4.03	4.14	4.40
Nigerian naira	200.07	214.66	200.52	204.79
Hungarian forint	289.62	271.71	285.23	306.54
Swiss franc	1.20	1.24	1.21	1.22
Russian Rouble	39.65	40.76	40.13	41.27
Romanian leu	4.44	4.20	4.52	4.30
Serbian dinar	113.06	101.95	115.06	102.65
Czech koruna	25.15	24.39	24.93	25.75
Ukrainian hryvnia	10.25	11.21	10.34	10.44

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Nine months ended
	28 September 2012	30 September 2011	28 September 2012	30 September 2011
Volume in unit cases(1) (million)
Established countries	188.2	195.0	522.5	548.1
Developing countries	114.1	113.7	302.2	309.4
Emerging countries	291.7	273.0	779.8	760.5
Total volume	594.0	581.7	1,604.5	1,618.0
Net sales revenue (€ million)
Established countries	748.1	780.9	2,097.3	2,202.5
Developing countries	341.7	334.8	890.6	917.6
Emerging countries	946.5	814.1	2,480.5	2,205.4
Total net sales revenue	2,036.3	1,929.8	5,468.4	5,325.5
Adjusted EBITDA(2) (€ million)
Established countries	97.7	126.5	229.4	319.3
Developing countries	41.5	50.2	74.3	113.7
Emerging countries	168.7	130.4	371.8	299.1
Total adjusted EBITDA	307.9	307.1	675.5	732.1
Depreciation and impairment of property, plant and equipment (€ million)
Established countries	(30.7)	(31.1)	(94,4)	(91.5)
Developing countries	(15.9)	(17.7)	(46.8)	(55.9)
Emerging countries	(47.5)	(44.4)	(146.0)	(131.5)
Total Depreciation and impairment of property, plant and equipment	(94.1)	(93.2)	(287.2)	(278.9)

(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2) We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.             Segmental analysis (continued)

	Three months ended		Nine months ended
	28 September 2012	30 September 2011	28 September 2012	30 September 2011
Amortisation of intangible assets (€ million)
Established countries	(0.2)	(0.2)	(0.5)	(0.7)
Developing countries	(0.1)	(0.1)	(0.3)	(0.3)
Emerging countries	(0.8)	(0.6)	(1.7)	(1.6)
Total amortisation of intangible assets	(1.1)	(0.9)	(2.5)	(2.6)
Other non-cash items(€ million)
Established countries	(0.6)	(0.8)	(1.7)	(2.6)
Developing countries	(0.3)	(0.4)	(1.0)	(1.6)
Emerging countries	(0.8)	(0.6)	(2.2)	(3.3)
Total other non-cash items	(1.7)	(1.8)	(4.9)	(7.5)
Operating profit (€ million)
Established countries	66.2	94.4	132.8	224.5
Developing countries	25.2	32.0	26.2	55.9
Emerging countries	119.6	84.8	221.9	162.7
Total operating profit	211.0	211.2	380.9	443.1
Reconciling items (€ million)
Finance costs, net	(24.4)	(20.8)	(68.4)	(64.0)
Share of results of equity method investments	1.0	3.0	1.9	2.2
Tax	(39.5)	(46.8)	(74.2)	(98.0)
Non-controlling interests	(1.6)	1.6	(2.5)	(2.6)
Profit after tax attributable to owners of the parent	146.5	148.2	237.7	280.7

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	3,051.5	1,947.7
Additions	347.1	—
Disposals	(10.2)	—
Classified to assets held for sale	(4.7)	—
Depreciation, impairment and amortisation	(287.2)	(2.5)
Foreign exchange differences	40.6	13.3
Effect of hyperinflation	1.0	—
Closing net book value as at 28 September 2012	3,138.1	1,958.5

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

5.                          Net debt

	As at
	28 September 2012 € million	31 December 2011 € million
Long-term borrowings	1,550.9	1,934.5
Short-term borrowings	600.1	321.5
Cash and cash equivalents	(540.4)	(476.1)
Net debt	1,610.6	1,779.9

Our net debt decreased during the nine months of 2012 by €169.3 million compared to 31 December 2011. This decrease in net debt was the result of lower borrowings of €105.0 million, mainly due to net repayments of external borrowings of €112.3 million and finance lease obligations of €17.7 million, as well as higher cash and cash equivalents of €64.3 million. During the third quarter of 2012 the $500 million  bond (book value €404.9 million, excluding derivative liability) maturing in September 2013 was reclassified to short term borrowings from long term borrowings.

6.                          Restructuring costs

Restructuring costs amounted to €24.8 million before tax in the first nine months of 2012. The Group recorded €15.3 million, €5.2 million and €4.3 million of restructuring charges in its established, developing and emerging markets respectively. For the first nine months of 2011, restructuring costs amounted to €24.6 million, of which €12.2 million, €8.5 million and €3.9 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

Restructuring costs amounted to €7.2 million before tax in the third quarter of 2012. The Group recorded €5.4 million, €0.6 million and €1.2 million of restructuring charges in its established, developing and emerging markets respectively. For the second quarter of 2011, restructuring costs amounted to €7.8 million, of which €3.8 million, €1.2 million and €2.8 million related to the Group’s established, developing and emerging markets, respectively. The restructuring costs mainly concern redundancy costs.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                            Total finance costs, net

	Nine months ended
	28 September 2012 € million	30 September 2011 € million
Finance costs	72.8	72.3
Net foreign exchange gains	(0.3)	(1.9)
Interest income	(6.6)	(6.4)
Loss on net monetary position	2.5	—
Total finance costs, net	68.4	64.0

	Three months ended
	28 September 2012 € million	30 September 2011 € million
Finance costs	25.8	25.1
Net foreign exchange gains	(0.1)	(1.2)
Interest income	(2.1)	(3.1)
Loss on net monetary position	0.8	—
Total finance costs, net	24.4	20.8

Total net finance costs, for the first nine months of 2012 were higher by €4.4 million compared to the same period of last year, mainly due to €2.5 million higher costs from the loss on net monetary position, €0.5 million higher finance costs and €1.6 million lower positive impact of net foreign exchange translation gains, partly offset by €0.2 million higher interest income in 2012. Total net finance costs in the third quarter of 2012 were higher by €3.6 million compared to the same period of last year, mainly due to €1.0 million lower interest income, €1.1 million lower net foreign exchange translation gains and €0.8 million higher costs from the loss on net monetary position due to the hyperinflationary economy in Belarus.

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for September 2012 was 1.166 which resulted in a net monetary loss for the first nine months of 2012 of €2.5 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are differing and higher rates in some countries in which we operate, the non-deductibility of certain expenses and one-off tax items.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first nine months of 2012: 363,115,684, third quarter of 2012: 363,117,342, first nine months of 2011: 362,975,857, third quarter of 2011: 363,092,289). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

During the first and third quarter of 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012 and 6,165 new ordinary shares on 27 September 2012 , following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company’s share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company’s shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company’s share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

The share capital on 28 September 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €66.3 million was paid as of 28 September 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (‘‘CCH Serbia’’). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

On 16 December 2011, the Group announced that it had increased its share in A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, by acquiring 20.6% of non controlling interests. The consideration paid was €39.8 million including acquisition costs of €0.1 million. During the first half of 2012, the Group acquired an additional 1.08% interest in A.D. Pivara Skopje. The consideration paid was €2.1 million. The carrying value of the interest acquired by the Group was €1.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared and paid for the fiscal years 2010 and 2011.

13.                   Contingencies

In 1992, our subsidiary Nigerian Bottling Company (“NBC”) acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995.

In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7 million. NBC has filed an appeal against the judgment. Based on advice from NBC’s outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

Except the above mentioned item, there have been no other significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.                   Commitments

As of 28 September 2012 the Group has capital commitments of €104.9 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in the first nine months of 2012 was 41,892 (42,088 for the first nine months of 2011).

16.                     Related party transactions

a) The Coca-Cola Company

As at 28 September 2012, The Coca-Cola Company and its subsidiaries (collectively, “TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first nine months and the third quarter of 2012 amounted to €1,101.2 million and €399.2 million (€1,057.2 million and €380.6 million in the respective prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €42.9 million and €15.7 million (€48.7 million and €24.8 million in the prior-year periods).

During the first nine months and the third quarter of 2012, the Group sold €29.8 million and €17.6 million of finished goods and raw materials respectively to TCCC (€24.0 million and €8.1 million in the prior-year periods) while other income from TCCC was €12.7 million and €3.7 million respectively (€13.8 million and €3.5 million in the prior year periods). Other expenses from TCCC amounted to €3.1 million for the first nine months and €0.7 million for the third quarter of 2012 (€2.1 million in both prior year periods).

As at 28 September 2012, the Group had a total amount of €60.6 million (€63.2 million as at 31 December 2011) due from TCCC, and had a total amount due to TCCC of €176.5 million of trade payables (€179.8 million as at 31 December 2011) and other liabilities of €2.2 million (€7.6 million as at 31 December 2011).

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 43.7% (2011: 43.7%) ownership by the parent of Kar-Tess Holding, which as at 28 September 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% interest, through its subsidiary in NBC.

During the first nine months and third quarter of 2012, the Group made purchases of €116.1 million and €20.7 million respectively (€144.3 million and €31.0 million in the prior-year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.3 million and €0.9 million respectively (€4.7 million and €1.3 million in the prior-year periods). Other income from Frigoglass during the first nine months and the third quarter of 2012 was €0.6 million and nil respectively (€0.8 million and €0.1 million respectively in the prior-year periods). As at 28 September 2012, Coca-Cola Hellenic owed €16.2 million (€14.4 million as at 31 December 2011) to, and was owed €1.2 million (€1.2 million as at 31 December 2011) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

c) Other related parties

During the first nine months and the third quarter of 2012, the Group purchased €102.9 million and €31.8 million of raw materials and finished goods (€94.1 million and €23.3 million in the prior-year periods) and had purchases of fixed assets from other related parties of €0.2 million for the first nine months and nil for the third quarter of 2012 (nil in both prior year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.1 million for the first nine months and nil for the third quarter of 2012 (€0.1 million and nil in prior year periods). Furthermore during the first nine months and the third quarter of 2012, the Group incurred other expenses of €4.0 million and € 0.8 million (€5.0 million and €1.0 million respectively in the prior-year periods) and recorded no income from the sale of finished goods to other related parties (€1.5 million and €0.3 million in the prior-year periods) and other income of €0.4 million for the first nine months and €0.1 for the third quarter of 2012 (€0.2 million and €0.1 in prior year periods). As at 28 September 2012, the Group owed €11.0 million (€8.5 million as at 31 December 2011) to, and was owed €0.6 million (€1.0 million as at 31 December 2011) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 28 September 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 28 September 2012.

17.                     Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.                     Subsequent events

Following 28 September 2012 the Group incurred €8.8 million of restructuring costs before tax, of which €7.1 million, €1.3 million and €0.4 million related to the Group’s established, developing and emerging markets respectively.

On 10 October 2012, The Coca Cola Company agreed to extend the term of the bottlers’ agreements for a further 10 years until 2023.

On 11 October 2012 Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced the submission of a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic, each representing one Coca-Cola Hellenic Share for new ordinary registered shares of Coca-Cola HBC AG and American depositary shares of Coca-Cola HBC AG. Coca-Cola HBC AG has announced that the purpose of the exchange offer is to facilitate a premium listing of the Group on the London Stock Exchange plc and a listing on the New York Stock Exchange, under a new Swiss holding company. Coca-Cola HBC AG will at the same time apply for a parallel listing of its shares on the Athens Exchange, subject to the necessary approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date:  8 November,  2012